Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113 Tel 504 576 5035 Fax 504 576 218 Amount 1@entergy.com

Alyson M. Mount Senior Vice President & Chief Accounting Officer

July 3, 2014

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE:     Entergy Corporation
Form 10-K for the year ended December 31, 2013
Filed February 27, 2014
File No. 001-11299

Dear Ms. Thompson:

Following is Entergy's response to the comment of the Staff of the United States Securities and Exchange Commission set forth in your letter to Ms. Alyson M. Mount dated June 19, 2014.  For the convenience of the Staff, the Staff's comment is reproduced and followed by Entergy’s response.

Form 10-K for the year ended December 31, 2013

Notes to Financial Statements, page 57

Note 1. Summary of Significant Accounting Policies, page 57

Impairment, page 66

1.
We note that Vermont Yankee was written down to $162 million as of March 31, 2012. We also note that on August 27, 2013, you announced your plan to close and decommission Vermont Yankee, and, as a result, recognized an impairment charge of $291.5 million to write down Vermont Yankee’s $349 million carrying value to its $62 million fair value. Please explain the change in carrying value from $162 million at March 31, 2012 to $349 million in the third quarter of 2013.

Ms. Jennifer Thompson
July 3, 2014

Response:

Following is a summary of the carrying values of the Vermont Yankee power plant and related assets after the write-down to fair value based on the net present value of estimated cash flows recognized in March 2012 and just prior to the write-down to fair value based on the net present value of estimated cash flows recognized in August 2013:

($ in Thousands)	Carrying Value After Impairment in March 2012	Carrying Value Prior to Impairment in August 2013
Net Electric Plant	$102,629	$158,595
Nuclear Fuel	$18,892	$57,549
Deferred Nuclear Refueling Outage Costs	$6,484	$33,385
Materials and Supplies	$33,999	$41,882
Asset Retirement Cost	$-	$58,095
Total	$162,004	$349,506

There are three primary drivers of the change in the carrying value of the Vermont Yankee power plant and related assets.

1.
After the March 2012 write-down to fair value, and until the time of the shutdown decision, Vermont Yankee continued to make capital investments to provide for the plant’s continued operation through the expiration in 2032 of its operating license that was renewed by the NRC in 2011.  This resulted in the increase in the net electric plant carrying value.

2.
Vermont Yankee performed a scheduled refueling outage in March/April 2013.  The purchase of fuel in preparation for the refueling is the reason for the increase in the nuclear fuel carrying value.  Work performed during the outage is the reason for the increase in the deferred nuclear refueling outage costs carrying value.  In accord with ASC 908-360-30, nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line.

3.
The change in expectation regarding the timing of decommissioning cash flows due to the decision in August 2013 to cease operations caused a $58 million increase in Vermont Yankee’s estimated decommissioning cost liability.  This resulted in a corresponding increase in the asset retirement cost carrying value.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

Ms. Jennifer Thompson
July 3, 2014

In making this response, Entergy acknowledges that:

•	Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2013 Form 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy's 2013 Form 10-K; and
•	Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss Entergy's response to the Staff's comment or if you would like to discuss any other matters, please contact Paul Ory at (504) 576-4482.

                      Sincerely,

                      /s/ Alyson M. Mount

                      Alyson M. Mount
                      Senior Vice President and Chief Accounting Officer

Cc:     Leo P. Denault
Andrew S. Marsh
Steven V. Wilkinson
Paul J. Ory